UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 5, 2012

Commission File Number 1-14846

<u>   AngloGold Ashanti Limited   </u>
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
<u>   South Africa   </u>
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes <u> </u>   **No <u>X</u>**

Enclosure: Press release **DEALINGS IN SECURITIES BY AN ASSOCIATE OF A DIRECTOR IN TERMS OF THE BLACK ECONOMIC EMPOWERMENT TRANSACTION**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

5 November 2012

DEALINGS IN SECURITIES BY AN ASSOCIATE OF A DIRECTOR IN TERMS OF THE BLACK ECONOMIC EMPOWERMENT TRANSACTION

In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that Izingwe Holdings (Pty) Limited (Izingwe), AngloGold Ashanti's Black Economic Empowerment (BEE) partner and an associate of Mr SM Pityana, a director of AngloGold Ashanti Limited, sold shares on the open market. The shares were granted to Izingwe in terms of the AngloGold Ashanti BEE transaction approved by shareholders in 2006.

AngloGold Ashanti discloses the following information on the sale as follows:

Name of associate	Izingwe (Pty) Limited
Name of company	AngloGold Ashanti Limited
Date of transaction	2 November 2012
Nature of transaction	On-market sale of shares.
Class of security	Ordinary Shares
Number of shares sold	48,532
Average Price of Shares sold	R289.78
Lowest Price of shares sold	R289.00
Highest Price of Shares sold	R291.58
Value of shares sold	R14,063,602
Prior clearance to deal	Not required

Johannesburg
JSE sponsor: UBS

ENDS
_____

Contacts
Tel: **E-mail:**
Media
Alan Fine   +27-11 637- 6383 / +27 (0) 83 250 0757   afine@anglogoldashanti.com
Chris Nthite   +27 (0) 11 637 6388/+27 (0) 83 301 2481   cnthite@anglogoldashanti.com
Stewart Bailey   +1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021 sbailey@anglogoldashanti.com
General inquiries   +27 11 637 6031   media@anglogoldashanti.com

Investors
Stewart Bailey   +1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021 sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada) +1 (212) 858 7702 / +1 646 379 2555   sbrockman@anglogoldashanti.com
Mike Bedford (UK & Europe)   +44 779 497 7881 / +44 1225 93 8483   mbedford@anglogoldashanti.com
General inquiries   +27 11 637 6059   investors@anglogoldashanti.com

Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, stakeholders are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today's date or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: November 05, 2012

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: Group General Counsel and Company Secretary